Filed by Brookfield Asset Management Inc.
             Pursuant to Rule 425 under the Securities Act of 1933, as amended

                                Subject Company: The Mills Limited Partnership
                                                   Commission File No. 0-50694

                                                       Dated: January 17, 2007

             On January 17, 2007, Brookfield Asset Management Inc.
                     issued the following press release:

FOR IMMEDIATE RELEASE

            BROOKFIELD AND THE MILLS ANNOUNCE DEFINITIVE AGREEMENT FOR THE MILLS TO BE ACQUIRED BY BROOKFIELD FOR $21 PER SHARE

CHEVY CHASE, MD (January 17, 2006) -- The Mills Corporation (NYSE:MLS) and Brookfield Asset Management Inc. (NYSE and TSX:BAM) announced today that The Mills has entered into a definitive agreement pursuant to which Brookfield will acquire The Mills for cash at a price of US$21 per share, representing a total transaction value of approximately US$1.35 billion for all of the outstanding common stock of The Mills and common units of The Mills Limited Partnership, and approximately US$7.5 billion including assumed debt and preferred stock. Brookfield is a global asset manager focused on property and other infrastructure assets with over US$50 billion of assets under management.

Under the terms of the agreement, The Mills will merge into a newly formed subsidiary of Brookfield, and The Mills common stockholders will receive US$21 in cash for each share of Mills common stock. Common stockholders will also have the ability to elect instead to receive up to a maximum of 20% of the outstanding shares of a continuing public company managed by Brookfield that will hold the assets of The Mills. The stock alternative will be subject to proration if holders of more than 20% of The Mills shares elect to receive stock. If the holders of fewer than 10% of the shares elect this stock rollover, all common shares of The Mills will be exchanged for cash in the merger. in the merger, preferred stockholders of The Mills will receive preferred stock with substantially the same terms.

Limited partners in The Mills Limited Partnership will be offered the same consideration as common stockholders of The Mills, and will have the opportunity to elect instead to roll over all or a portion of such units into limited partnership interests, subject to the terms and conditions of the merger agreement.

Brookfield has also agreed to provide The Mills with debt financing until the completion of the merger by assuming The Mills' approximately US$1 billion Senior Term Loan from Goldman Sachs Mortgage Company and subsequently revising the terms of such loans and providing a US$500 million revolving line of credit on terms to be contained in a restated credit and guaranty agreement.

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Mark Ordan, Chief Executive Officer and President of The Mills, said, "With this transaction, we have completed our strategic alternatives process by joining with a world class real estate owner and operator. After a very competitive process, in which our Board considered numerous alternatives for the Company, we believe we have achieved an outcome that is the best possible result for all involved. We believe the transaction with Brookfield not only provides certain value to The Mills' stockholders, but also affords them the opportunity to participate in the upside potential created by this transaction. This merger will provide the resources to upgrade our properties, reinforce our organization and continue to attract premium tenants to The Mills concept."

Bruce Flatt, Managing Partner and CEO of Brookfield, said, "We are pleased to be able to work with The Mills Corporation to move beyond the recent issues it has encountered. We look forward to working with management of The Mills in getting back to business and focusing on service excellence to attract premium tenants to this high quality retail portfolio."

The transaction was unanimously approved by The Mills Board of Directors, with those directors affiliated with Kan Am abstaining. The transaction is subject to approval by The Mills' stockholders at a special meeting of stockholders, as well as other customary closing conditions. The Mills and Brookfield expect to file a proxy statement/prospectus in connection with the special meeting of stockholders following the filing of The Mills' Annual Report on Form 10-K for the year ended December 31, 2006. The merger is expected to close in the second half of 2007.

J.P. Morgan Securities Inc. and Goldman, Sachs & Co. served as financial advisors and Wachtell, Lipton, Rosen & Katz and Hogan & Hartson LLP served as legal advisors to The Mills. Credit Suisse and Brookfield Financial Real Estate Group served as financial advisors and Sidley Austin LLP served as legal advisor to Brookfield.

About The Mills Corporation
The Mills Corporation, based in Chevy Chase, MD, is a developer, owner and manager of a diversified portfolio of retail destinations, including regional shopping malls and market-dominant retail and entertainment centers. It currently owns 38 properties in the United States totaling approximately 47 million square feet. The Mills is traded on the New York Stock Exchange under the ticker: MLS. For more information, visit The Mills' website at www.themills.com.

About Brookfield Asset Management
Brookfield Asset Management Inc. (NYSE/TSX:BAM), focused on property, power and infrastructure assets, has over US$50 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit Brookfield's website at www.brookfield.com.

Statements in this press release that are not historical - including, among other things, as to the expected timing of the completion of the merger - may be deemed forward-looking statements within the meaning of US federal securities laws or forward-looking information within the meaning of Canadian Provincial securities laws. Although The Mills and Brookfield believe the



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expectations reflected in any forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be attained or that the transaction will be completed and it is possible that our actual circumstances and results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. The completion of and benefits from the transaction are subject to certain risks and uncertainties, including required approvals of The Mills' stockholders and regulatory agencies, the other conditions to the completion of the merger, the possibility that the anticipated benefits of the merger cannot be fully realized or may take longer to realize than expected, and other risk factors relating to The Mills business and its industry as detailed from time to time in The Mills' reports filed with the SEC. The Mills undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The reader is directed to The Mills' various filings with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and its annual reports on Form 10 K, for a discussion of such risks and uncertainties.

Important Information
The Mills and Brookfield intend to file a proxy statement/prospectus with the Securities and Exchange Commission in connection with the proposed merger. Stockholders of The Mills are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the proxy statement/prospectus as well as other filings containing information about The Mills and the merger, when available, without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). In addition, copies of the proxy statement/prospectus and other filings containing information about The Mills and the merger can be obtained, when available without charge, by directing a request to The Mills Corporation, Attention: Investor Relations, 5425 Wisconsin Avenue, Suite 500, Chevy Chase, Maryland 20815, by phone at (301) 968-8367, or on The Mills' Internet site at http://www.themills.com.

The Mills and its officers and directors may be deemed to be participants in the solicitation of proxies from The Mills' stockholders in connection with the merger. Additional information regarding the interests of potential participants in the proxy solicitation will be included in the definitive proxy statement/prospectus and other relevant documents that The Mills intends to file with the Securities and Exchange Commission in connection with the scheduled special meeting of its stockholders.

Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.



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